

February 14, 2025

David Polinsky
Chief Financial Officer
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

> **Re: Rafael Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2024**
> **Filed November 7, 2024**
> **File No. 001-38411**

Dear David Polinsky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dov Schwell